Filed Pursuant to Rule 433
Registration No. 333-153442

Entergy Texas, Inc.

$200,000,000
Mortgage Bonds,
3.60% Series due June 1, 2015

Final Terms and Conditions

May 18, 2010

Issuer:	Entergy Texas, Inc.

Security Type:	Mortgage Bonds (SEC Registered)

Expected Ratings(1):	Baa2 (stable outlook) by Moody’s Investors Service BBB+ (stable outlook) by Standard & Poor’s Ratings Services

Trade Date:	May 18, 2010

Settlement Date (T+5):	May 25, 2010

Principal Amount:	$200,000,000

Coupon:	3.60%

Coupon Payment Dates:	June 1 and December 1 of each year

First Payment Date:	December 1, 2010

Final Maturity:	June 1, 2015

Optional Redemption Terms:	Make-whole call at any time at a discount rate of Treasury plus 25 bps

UST Benchmark:	2.5% due April 30, 2015

Spread to UST Benchmark:	+150 bps

Treasury Price:	101-25

Treasury Yield:	2.119%

Re-offer Yield:	3.619%

Issue Price to Public:	99.913%

Net Proceeds Before Expenses:	$199,826,000

Underwriters:	BNP Paribas Securities Corp.
Credit Suisse Securities (USA) LLC
RBS Securities Inc.

CUSIP / ISIN:	29365T AB0 / US29365TAB08

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1 A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, a copy of the prospectus for the offering can be obtained by calling (i) BNP Paribas Securities Corp. toll free at 1-800-854-5674, (ii) Credit Suisse Securities (USA) LLC toll free at 1-800-221-1037, or (iii) RBS Securities Inc. toll free at 1-866-884-2071.